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                                                                   Exhibit 99.2



FOR IMMEDIATE RELEASE

NM Holdings, Inc./Miller, Johnson & Kuehn, Incorporated in Merger Discussions

     March 17, 1999. Minneapolis, Minnesota. NMHoldings, Inc. (OTC-NMED) and MJK Holdings, Inc. announced today that they are actively engaged in the negotiation of a definitive agreement for the merger of the two companies. MJK Holdings, Inc. is the Parent Corporation of Miller Johnson & Kuehn, Incorporated
(MJK), a Minneapolis-based regional investment-banking firm with offices in Minnesota, Texas, Florida, Illinois and California. Privately owned MJK also acts as a fully disclosed clearing broker for approximately 35 brokerage firms located across the United States. In addition to both retail and institutional equity and debt investment banking activities, the firm has previously announced its intentions to move into the Internet areas as one of a relatively small number of Internet brokers which are self clearing. The firm is currently ranked 3rd in size among brokerage firms headquartered in Minnesota, and was selected by City Business as one of the 40 fastest growing privately held firms in Minnesota in 1997 and 1998. The execution of a definitive agreement is subject to the negotiation of terms and to due diligence and is also subject to approval by the respective boards of directors and shareholders.